Exhibit 99.2

EASTERN INSURANCE HOLDINGS, INC.

2008 AGENCY STOCK PURCHASE PLAN

SUMMARY OF RULES AND PROCEDURES

i

Purpose of the Plan

The Eastern Insurance Holdings, Inc. 2008 Agency Stock Purchase Plan (the “ASPP”) is intended to provide selected insurance agencies of Eastern Insurance Holdings, Inc. (“EIHI”), with an opportunity to acquire EIHI common stock at a discount from fair market value. The ASPP is designed to foster the common interests of EIHI and the selected agencies in achieving long-term profitable growth for EIHI, while rewarding the selected agencies for their contributions to EIHI’s success.

Eligibility

1.	Who is eligible to participate in the ASPP?

An insurance agency selected by EIHI as an “Eligible Agency” may enroll in the ASPP. Eligible Agency status is generally granted to insurance agencies who have obtained $500,000 worth of direct written premiums or adjusted present value of premiums on EIHI’s behalf, although EIHI may grant Eligible Agency status to an insurance agency for certain other reasons in its discretion.

2.	What rights does an Eligible Agency have under the ASPP?

An Eligible Agency may enroll in the ASPP during any “Enrollment Period.” Enrollment Periods extend from the 15th day until the last day of each March, June, September and December. An Eligible Agency may subscribe to purchase shares of EIHI common stock at a discount upon enrolling in the ASPP.

3.	May an Eligible Agency lose its Eligible Agency status or have it revoked?

Yes, an Eligible Agency may lose its Eligible Agency status or have it revoked. An Eligible Agency will lose its Eligible Agency status if it fails to enroll in the ASPP within the first eight (8) Enrollment Periods after it is granted Eligible Agency status. An Eligible Agency will also lose Eligible Agency status if the agency engages in a “Complete Withdrawal” from the ASPP.

EIHI may also revoke Eligible Agency status for a number of other reasons, including, but not limited to: (i) a decrease in written premiums procured by an Eligible Agency, (ii) an Eligible Agency’s entering into a contract to procure written premiums for a competing insurer or underwriter, or (iii) a repeated failure to purchase shares of EIHI common stock under the ASPP.

Enrollment

1.	Who may enroll in the ASPP?

Only Eligible Agencies may enroll in the ASPP.

2.	How does an Eligible Agency enroll in the ASPP?

An Eligible Agency will receive an “Enrollment Form” with its “Eligibility Notice,” which it may use to enroll in the ASPP during the next Enrollment Period. EIHI will send an Enrollment Form to each non-enrolled Eligible Agency before each Enrollment Period. To enroll, an Eligible Agency must return the Enrollment Form. After enrolling, an Eligible Agency becomes a “Participant” in the ASPP. Enrollment Periods extend from the 15th until the last day of each March, June, September and December.

3.	After an Eligible Agency enrolls in the ASPP, what rights does it have as a Participant?

A Participant may subscribe to purchase shares of EIHI common stock, make contributions to its ASPP account and withdraw shares from its ASPP account. Enrollment in the ASPP does not create a contract for, or a guarantee of, a continued business relationship between EIHI and the enrolled agency.

Subscription

1.	How does a Participant subscribe to the ASPP?

A Participant will receive a “Subscription Form” each calendar quarter. The agency must complete and return the Subscription Form by the first day of a “Subscription Period” in order to make a subscription election. Subscription Periods extend from the 1st until the 15th of each January, April, July and October.

2.	How does a Participant purchase shares of EIHI stock?

A Participant indicates on the Subscription Form the amount it is contributing to its Participant account and whether it is electing to use any carried-forward excess contributions from the previous Subscription Period. During the first week of the Subscription Period, a Participant who has elected to subscribe to purchase shares of EIHI common stock must remit its subscription amount in a lump sum cash contribution to EIHI. At the end of the Subscription Period, EIHI will purchase as many whole shares of EIHI common stock as possible with the cash balance in a Participant’s account, subject to a limit of 500 shares per calendar quarter and 1,000 shares per calendar year.

3.	How are shares of EIHI common stock valued for subscription purposes?

EIHI will use the average closing price per share of EIHI common stock during the then current Subscription Period for purposes of determining the discounted purchase price. Shares of stock purchased under the ASPP are purchased at an initial discount of 10% of the average closing price per share during the Subscription Period. This discount is subject to change.

Withdrawal

1.	When may a Participant withdraw from the ASPP?

A Participant may withdraw from the ASPP at any time.

2.	How does a Participant withdraw from the ASPP?

A Participant must submit a Withdrawal Notice to EIHI, indicating whether the withdrawal is a “Complete Withdrawal” or a “Partial Withdrawal.” If the withdrawing Participant is engaging in a Partial Withdrawal, it must indicate either the percentage of its shares or the exact number of shares it is withdrawing. If a Complete Withdrawal, the withdrawing Participant loses Eligible Agency status and will no longer be a Participant in the ASPP and it cannot re-enroll in the ASPP until EIHI again grants Eligible Agency status to the agency.

EIHI has a right of first refusal to repurchase a withdrawing Participant’s shares at the time of withdrawal. EIHI may repurchase all or a portion of the shares being withdrawn. EIHI will send a “Right of First Refusal Notice and Share Repurchase Form” to a withdrawing Participant, indicating if and how many shares are being repurchased by EIHI. If EIHI decides to repurchase a withdrawing Participant’s shares, it must remit a check to the withdrawing Participant within fourteen (14) days following the end of the calendar quarter in which the Participant withdraws the shares. Any shares that EIHI does not repurchase will be certificated and sent to the withdrawing Participant within fourteen (14) days following the end of the calendar quarter in which the Participant withdraws the shares.

3.	How are shares valued upon withdrawal?

If EIHI chooses to repurchase shares that are being withdrawn, those shares are valued at the higher of EIHI’s stock’s closing price on either the date the Withdrawal Notice is postmarked or the date EIHI’s Right of First Refusal Notice and Share Repurchase Form is postmarked.

Plan Termination

1.	When may EIHI terminate the ASPP?

EIHI may terminate the ASPP at any time without notice or shareholder approval unless otherwise required by law or court order.

2.	What occurs when EIHI terminates the ASPP?

EIHI will send a “Termination Notice” to all enrolled agencies no later than the date the ASPP is terminated. EIHI has a right of first refusal to repurchase all or a portion of the shares held in Participants’ accounts. The Termination Notice will indicate how many shares, if any, EIHI is repurchasing from each Participant and the repurchase price per share. The per share price upon repurchase is the higher of EIHI’s stock’s closing price as of the last day of the most recently completed calendar quarter or the closing price on the date the ASPP is terminated. If EIHI elects to purchase a portion of each Participant’s shares, it must do so proportionally across all Participant accounts and certificate any remaining shares held by each Participant.

Miscellaneous

1.	May EIHI amend the ASPP?

Yes, EIHI may amend the ASPP at any time without notice or shareholder approval unless otherwise required by law or court order.

2.	May EIHI suspend the ASPP’s operation?

EIHI may suspend the ASPP’s operation for up to twelve (12) months, before which time EIHI must either resume operation of the ASPP, terminate the ASPP or adopt any amendments necessary to resume operation of the ASPP.

3.	Who administers the ASPP for EIHI?

The ASPP is administered by EIHI’s Finance Committee. The Finance Committee may, however, contract with a third party vendor to provide certain administrative services for the ASPP.

4.	How many shares are available for purchase under the ASPP?

EIHI initially issued 125,000 shares of EIHI common stock to the ASPP.

5.	May EIHI issue more shares for purchase under the ASPP?

Subject to shareholder approval, EIHI may issue more shares to the ASPP.

6.	How long will the ASPP operate?

The ASPP is effective July 1, 2008, and will terminate, by its terms, on the earlier of June 30, 2013, or the date when all of the stock currently issued to the ASPP has been subscribed to.

7.	How are Participants taxed on shares purchased in the ASPP?

The ASPP is not an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The discount on the stock purchased by Participants is taxable to the Participant at the time stock is purchased.

When a Participant withdraws its EIHI shares it may, subject to EIHI’s election to exercise its right of first refusal, receive either cash or certificated shares of EIHI stock. If EIHI repurchases the withdrawing Participant’s shares, the Participant is taxed on the difference between the pre-discount price per share and the sale price at the time the Participant receives cash for their shares. Such taxes are computed in accordance with the capital gains tax rules. If withdrawn EIHI shares are not repurchased but are instead certificated, the Participant will not be taxed on the withdrawn EIHI shares.

8.	Do Participants receive stock dividends?

Participants have all the rights attendant to stock ownership, which includes the right to receive dividends. Dividends received may be reinvested in EIHI shares available under the ASPP, but any stock purchased with reinvested dividends is not subject to the discount or the quarterly or annual share limitations.

9.	How can Participants contact EIHI?

If you have any questions about the ASPP, this summary of rules and procedures, or any of the notices or forms, please do not hesitate to contact EIHI’s representative at:

EIHI Representative:	Mark Juba
Fax Number:	(717) 481-2702
E-mail:	mjuba@eains.com
Address:	Eastern Insurance Holdings, Inc.
Attn: Mark Juba
25 Race Avenue
Lancaster, PA 17603-3179